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Form U-13-60

Mutual and Subsidiary Service Companies

Revised February 7, 1980

ANNUAL REPORT

For the Year Ended

December 31, 2002

To The

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

AGL SERVICES COMPANY

(Exact Name of Reporting Company)

Subsidiary Service Company

(“Mutual” or “Subsidiary”)

Date of Incorporation: July 25, 2000

If not Incorporated, Date of Organization    ______________________________

State or Sovereign Power Under Which Incorporated or Organized: State of Georgia

Location of Principal Executive Offices of Reporting Company:

Ten Peachtree Place, N.W.

Atlanta, Georgia  30309

Name, title, and address of officers to whom correspondence concerning this report should be addressed:

Richard T. O’Brien

Executive Vice President and

Chief Financial Officer

Ten Peachtree Place, N.W.

Atlanta, Georgia  30309

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

AGL RESOURCES INC.

INSTRUCTIONS FOR USE OF FORM U-13-60

     1.  Time of Filing. Rule 94 provides that on or before the first day of

         May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on form U-13-60 and in accordance with the Instructions for that form.

     2.  Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

     3.  Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

     4.  Report Format. Reports shall be submitted on the forms prepared by the

         Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5.  Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ( 210.3-01(b)).

     6.  Deficits  Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,  210.3-01(c))

     7.  Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

     8.  Definitions. Definitions contained in Instruction 01-8 to the Uniform

         System of Accounts for Mutual Service companies and Subsidiary Service companies, Public Utility Holding Company Act of 1935, as amended

         February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     9.  Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

    10.  Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the

         Securities and Exchange Commission pursuant to the Public Utility

         Holding Company Act of 1935.

    11.  Annual Statement of Compensation for Use of Capital Billed. The

         service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

ANNUAL REPORT OF AGL SERVICES COMPANY

SCHEDULE I

COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSETS AND OTHER DEBTS	Balance At 12/31/02	Balance At 12/31/01
	SERVICE COMPANY PROPERTY
121	Nonutility Property (Schedule II)	89,116,530	75,981,386
107	Construction WIP	21,614,660	13,119,277
	Total Other Property & Investments	110,731,190	89,100,663

108	Less Accumulated provision for depreciation and amortization of service company property (Schedule III)	(40,442,682)	(33,853,046)
	Net Service Company Property	70,288,508	55,247,617

	INVESTMENTS

123	Investments in associated companies (Schedule IV)	-	-
124	Other investments (Schedule IV)	-	-
	Total Investments

	CURRENT AND ACCRUED ASSETS

131	Cash	5,485,516	5,577,362
134	Special deposits	-	-
135	Working funds	-	-
136	Temporary cash investments (Schedule IV)	-	-
141	Notes receivable	-	-
143	Accounts receivable	4,098,872	376,040
144	(Less) Accum. Prov. For Uncollectible Acct.- Credit	-	-
146	Accounts Receivable from Assoc. Companies	-	-
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	36	-
163	Stores expense undistributed (Schedule VII)	1,800	-
165	Prepayments	4,608,482	1,952,649
174	Miscellaneous current and accrued assets (Schedule VIII)	-	-
	Total Current and Accrued Assets	14,194,706	7,906,051

	DEFERRED DEBITS
181	Unamortized debt expense	-	-
182.3	Other Regulatory Assets	(1,244,910)	-
184	Clearing accounts	-	5,066
186	Miscellaneous deferred debits (Schedule IX)	338,739	10,017,221
188	Research, development, or demonstration expenditures (Schedule X)	-	-
190	Accumulated deferred income taxes	-	-
	Total Deferred Debits	(906,171)	10,022,287

	TOTAL ASSETS AND OTHER DEBITS	83,577,043	73,175,955

ANNUAL REPORT OF AGL SERVICES COMPANY

SCHEDULE I

COMPARATIVE BALANCE SHEET (Continued)

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	Balance At 12/31/02	Balance At 12/31/01
	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	(100)	(100)
207	Premium on capital stock	-	-
208	Other Paid-In Capital	668,424	276,584
216 /2	Unappropriated retained earnings (Schedule XI)	49,186,353	(210,914)
	Total Proprietary Capital	49,854,677	65,570

	OTHER NONCURRENT LIABILITIES
228.3	Accumulated provisions for pensions and benefits	(66,948,455)	-
228.4	Accumulated miscellaneous operating provisions	-	20,430
	Total Other Noncurrent Liabilities	(66,948,455)	20,430

	CURRENT AND ACCRUED LIABILITIES
231	Notes payable
232	Accounts payable	(41,625,939)	(18,501,771)
233	Notes payable to associated companies (Schedule XIII)	-	-
234 /3	Accounts payable to associated companies (Schedule XIII)	(70,511,359)	(50,729,911)
236	Taxes accrued	29,660,904	360,714
237	Interest accrued	-	-
238	Dividends declared	-	-
241	Tax collections payable	(1,110,629)	(720,414)
242	Miscellaneous current and accrued liabilities (Schedule (XIII)	(2,393,672)	(2,573,330)
	Total Current and Accrued Liabilities	(85,980,695)	(72,164,712)

	DEFERRED CREDITS
252	Customer advances for construction
253	Other Deferred Credits	(1,057,100)	(662,912)
255	Accumulated deferred investment tax credits
	Total Deferred Credits	(1,057,100)	(662,912)

	ACCUMULATED DEFERRED INCOME TAXES
281 /1	Accumulated deferred income taxes – Accelerated amortization property	20,554,530	(373,675)
283 /1	Accumulated deferred income taxes – other	-	(60,656)

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	(83,577,043)	(73,175,955)

/1  The FERC account #281 and #283 balances are accumulated deferred income tax assets for AGL Services Company. They are recorded in the liability section of the balance sheet because on a consolidated basis these accounts are liabilities for AGL Resources Inc.

/2   Significant change is due primarily to a loss resulting from unfunded pension obligation of $48.5 million (net of tax benefit) in other comprehensive income plus and additional $600k in dividends paid.

/3

FERC #234 (Accounts Payable to Associated companies) is net of Account Receivable.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

SCHEDULE II

SERVICE COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT 12/31/01	ADDITIONS	RETIREMENTS OR SALE	OTHER CHANGES	BALANCE AT 12/31/02
					1/
363.5	Other Equipment	27,929	936,283	-	-	964,212
379	Measuring & Reg. Station Equip.	71,904	-	-	-	71,904
390	Structures and Improvements	18,861,250	1,664,369	(1,685)	(401,008)	20,122,926
391	Office Furniture and Equipment	50,501,854	10,736,605	(208,092)	(447,401)	60,582,966
393	Stores Equipment	120,981	20,503	-	-	141,484
394	Tools, Shop, & Garage Equipment	1,285,185	5,274	(25,941)	(51,384)	1,213,134
395	Laboratory Equipment	44,755	-	-	-	44,755
396	Power Operated Equipment	5,046	-	-	-	5,046
397	Communication Equipment	2,566,389	18,629	-	-	2,585,018
398	Miscellaneous Equipment	2,496,093	994,651	(152,472)	46,810	3,385,082
107	Construction Work In Progress	13,119,277	8,495,386	-	-	21,614,663

	TOTAL	89,100,663	22,871,700	(388,190)	(852,983)	110,731,190

1/

The totals in other represents transfers of assets from the services company to associated companies.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year December 31, 2002

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND

AMORTIZATION OF SERVICE COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT 12/31/01	ADDITIONS CHARGES TO ACCT. #403	RETIREMENTS	OTHER CHARGES AND (DEDUCT) 1/	BALANCE AT 12/31/02
363.5	OTHER EQUIPMENT	-	17,385	-	-	17,385
379	MEASURING & REGULATING STATION EQUIPMENT	-	1,472	-	-	1,472
387	OTHER EQUIPMENT	-	-	-	-	-
390	STRUCTURE AND IMPROVEMENTS	13,296,568	533,197	(1,246)	247,872	14,076,391
391	OFFICE FURNITURE AND EQUIPMENT	17,524,347	5,917,317	(164,513)	(3,550)	23,273,601
393	STORES EQUIPMENT	30,541	7,047	-	-	37,588
394	TOOLS, SHOP, & GARAGE EQUIPMENT	495,954	122,723	(5,269)	(196,731)	416,677
395	LABORATORY EQUIPMENT	19,922	2,772	-	-	22,694
396	POWER OPERATED EQUIPMENT	10,056	713	-	-	10,769
397	COMMUNICATION EQUIPMENT	1,704,406	91,533	-	-	1,795,939
398	MISCELLANEOUS EQUIPMENT	771,252	93,567	(74,653)	-	790,166

	TOTAL	33,853,046	6,787,726	(245,681)	47,591	40,442,682

1/

The totals in other represents transfers of assets from the services company to associated companies.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year December 31, 2002

SCHEDULE IV

INVESTMENTS

INSTRUCTIONS:

Complete the following schedule concerning investments.

Under Account 124, “Other Investments”, state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, “Temporary Cash Investments”, List each investment separately.

DESCRIPTION	BALANCE AT 12/31/02	BALANCE AT 12/31/01

ACCOUNT 123 – INVESTMENT IN ASSOCIATE COMPANIES
ACCOUNT 124 – OTHER INVESTMENTS
ACCOUNT 136 – TEMPORARY CASH INVESTMENTS

NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

SCHEDULE V

ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:

Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

ACCOUNT	DESCRIPTION	BALANCE AT 12/31/02	BALANCE AT 12/31/01

146	ACCOUNT RECEIVABLE FROM ASSOCIATE COMPANIES
Not Applicable

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:	TOTAL PAYMENTS

Not Applicable

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

SCHEDULE VI

FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:

Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed “Summary” listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSES	TOTAL

ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED

NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

SCHEDULE VII

STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:

Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED		1,800

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:

Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT 12/31/02	BALANCE AT 12/31/01

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

(Thousands of Dollars)

SCHEDULE IX

MISCELLANEOUS DEFERRED DEBIT

INSTRUCTIONS:

Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each class.

ACCOUNT	DESCRIPTION	BALANCE AT 12/31/02	BALANCE AT 12/31/01

186	MISCELLANEOUS DEFERRED DEBITS
	Pension asset	-	10,302,811
	Software License	1,598	-
	Unrecovered Accrued Vacation Cost	-	-
	PCB Research	12,983	-
	Coop Mktg TRANSCO	(21,695)	(170,695)
	Coop Mktg SONAT	(347,276)	(111,429)
	Robur Commercialization Project	(90,850)	(90,850)
	Caroline Street Facility Project	247,814	12,683
	Other Work in Progress-Misc	532,415	72,369
	other item	3,750	2,332

	TOTAL	338,739	10,017,221

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:

Provide a description of each material research, development, or demonstration project that incurred cost by the service company during year.

DESCRIPTION	AMOUNT

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

SCHEDULE XI

PROPRIETARY CAPITAL

ACCOUNT	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING AT 12/31/02

201	Common Stock Issued	100	1	100

	TOTAL	100	1	100

INSTRUCTIONS:

Classify amounts in each account with brief explanation, disclosing the general nature of transactions that gave rise to the reported amounts.

DESCRIPTION	AMOUNT

ACCOUNT 211 – MISCELLANEOUS PAID-IN-CAPITAL
ACCOUNT 215 – APPROPRIATED RETAINED EARNINGS

NOT APPLICABLE

INSTRUCTIONS:

Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

ACCOUNT	DESCRIPTION	BALANCE AT 12/31/01	NET INCOME OR (LOSS)	OTHER CHANGES 1/	DIVIDENDS PAID	BALANCE AT 12/31/02

216	Unappropriated retained earnings	(210,914)	(390,462)	49,159,530	628,199	49,186,353

	TOTAL

1/

Primarily represents the loss resulting from unfunded pension obligation of $48.5 million net of tax benefit of $30.8 million.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

SCHEDULE XII

LONG-TERM DEBT

INSTRUCTION:

Advances from associate companies should be reported separately for advances on notes, and advances on open account. Name of associate .companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 – Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

ACCOUNT 223 – ADVANCES FROM ASSOCIATE COMPANIES

ACCOUNT 224 – OTHER LONG TERM DEBT

NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

SCHEDULE XIII

CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:

Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT 12/31/02	BALANCE AT 12/31/01
233	Note Payable to Associate Companies
	NOT APPLICABLE	-	-

234	Account Payable to Associate Companies
	AGL Investments, Inc.	20,429,225	(22,321,715)
	Chattanooga Gas Company	5,080,798	1,787,192
	Atlanta Gas Light Company	(23,312,489)	62,868,020
	Virginia Natural Gas Company	(29,625)	1,229,580
	Sequent Energy Services	-	3,189,111
	Georgia Natural Gas Company	(16,695,532)	20,490,038
	AGL Energy Wise Services, Inc.	-	(4,455)
	AGL Consumer Services, Inc.	-	81,945
	Trustees Investments, Inc.	220,195	(180,100)
	Georgia Gas Company	386,002	(384,220)
	Utilipro, Inc	1,851,466	3,654,529
	Georgia Energy Company	-	63,674
	AGL Peaking Services	(2,920,562)	2,803,209
	AGL Capital Trust	(359,701)	207,575
	AGL Rome Holding, Inc.	(17,735)	2,467
	AGL Energy Corporation	(17,092)	(4,544)
	AGL Propane Services, Inc.	1,475,261	1,236,336
	Southeastern LNG, Inc.	532,536	(64,891)
	Customer Care Services, Inc.	(8,048,980)	(1,530,011)
	Networks Energies, Inc.	-	1,364
	Network Energies, LP	-	85
	Retired Main LLC	-	309,318
	Global Energy Resources Insurance Company	(62,852)	482,779
	AGL Capital Trust II	(5,702,692)	5,343,920
	Sequent Energy Management, LP	25,930,151	(15,347,085)
	Sequent LLC	(3,122,719)	-
	Pivotal Energy Services, Inc.	88	(100)
	Distribution Operations Corporation	(211,631)	205,921
	AGL Capital Corporation	(65,915,471)	(114,849,853)
1/	TOTAL	(70,511,359)	(50,729,911)

242	Miscellaneous Current and Accrued Liabilities
	Unclaimed Customer Credit & Checks	23,249	23,249
	Accrued Relocation Liability	(333,674)	(647,384)
	Escheat- Deposit Balance- 2001	(721,331)	-
	Retired Savings Plus – Company Matching	(116,698)	(320,671)
	Retired Savings Plus – Employee Matching	(225,837)	(535,253)
	Retired Savings Plus – General Loan	(24,586)	(118,174)
	NSP Employee Contribution	(736,745)	(777,221)
	NSP Company Contribution	(258,050)	(197,876)
	TOTAL	(2,393,672)	(2,573,330)

1/

Ending balance represents the net payable owed to associate companies by the services company.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:

The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.

SIGNIFICANT ACCOUNTING POLICIES

General

AGL Services Company (the “Company”) is a subsidiary of AGL Resources Inc. (“AGL Resources”) which renders services to AGL Resources and its subsidiaries. The Company was established in accordance with the Public Utility Holding Company Act of 1935 (PUHCA). All the costs associated with the Company are allocated to the operating segments in accordance with PUHCA. The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Property, Plant and Equipment

Property, plant and equipment includes property that is in use and under construction, and is reported at cost. A gain or loss is recorded for retired or otherwise disposed of property.

Depreciation Expense

Depreciation expense for the Company is computed on a straight-line basis over a period of 1 to 35 years.

Use of Accounting Estimates

Management makes estimates and assumptions when preparing financial statements under the accounting principles generally accepted in the United States of America. Those estimates and assumptions affect various matters, including:

•

reported amounts of certain assets and liabilities in the Company’s balance sheets as of the dates of the financial statements

•

disclosure of contingent assets and liabilities as of the dates of the financial statements

•

reported amounts of certain expenses in the Company’s statement of income during the reported periods

Those estimates involve judgments with respect to, among other things, future economic factors that are difficult to predict and are beyond management's control. Consequently, actual amounts could differ from estimates.

Change in Fiscal Year End

On September 20, 2001, the board of directors of AGL Resources elected to change AGL Resources’ fiscal year ended from September 30 to December 31 effective October 1, 2001.

2.

INCOME TAX

The Company has two categories of income taxes in its statements of income: current and deferred. The Company’s current income tax expense consists of federal and state income tax less applicable tax credits. The Company’s deferred income tax expense generally is equal to the changes in the deferred income tax liability during the year.

Accumulated Deferred Income Tax Assets and Liabilities

The Company reports some of its assets and liabilities differently for financial accounting purposes than it does for income tax purposes.  The tax effects of the difference in those items are reported as deferred income tax assets or liabilities in The Company’s balance sheets. The assets and liabilities are measured utilizing income tax rates that are currently in effect.

Components of income tax expense shown in the Comparative Income statement for the year ended December 31, 2002 are as follows:

Included in Expenses:	Amount
Current Income Taxes
Federal	(13,070,783)
State	(1,946,886)

Deferred Income Taxes
Federal	12,422,448
State	1,841,646

TOTAL	(753,575)

Reconciliation between the statutory federal income tax rate and the effective rate for the three months ended December 31, 2001 is as follows:

Income Tax Expense:	Amount

Computed tax expense	(127,090)
State income tax, net of federal income tax benefit	(68,405)
Other – net	(558,080)

Total income tax expense	(753,575)

Components that give rise to the net accumulated deferred income tax liability, as of December 31, 2001 are as follows:

Accumulated Deferred income tax assets:	Amount
Federal	(17,533,638)
State	(3,020,892)

TOTAL	(20,554,530)

3.

SERVICE AGREEMENTS

The Company has entered into agreements under which it renders services at cost, to AGL Resources and its subsidiaries. The Company’s affiliates include the following: AGL Resources Inc., Trustees Investment, Inc., AGL Peaking Services, Inc., AGL Rome Holdings, Inc., AGL Energy Corporation, AGL Propane Services, Inc., Virginia Natural Gas, Inc., AGL Investments, Inc., AGL Networks, LLC, AGL Capital Corporation, Southeastern LNG, Inc., Customer Care Services, Inc., Global Energy Resources Corporation, Sequent Energy Management, LP, Sequent Energy Marketing, LP, Georgia Natural Gas Company, Atlanta Gas Light Company, Chattanooga Gas Company.  The Company’s services include Engineering, Finance, Treasury, Tax, Accounting, Audit, Public Relations, Employee Relations, Marketing, Information Resources, Purchasing, and other services with respect to business and operations.

4.

EMPLOYEE BENEFIT PLANS

Substantially all of The Company’s employees are eligible to participate in its employee benefit plans.

Pension Benefit

All employees of The Company are covered under a defined benefit retirement plan (“Retirement Plan”) sponsored by AGL Resources Inc.  A defined benefit plan specifies the amount of benefits an eligible plan participant eventually will receive using information about the participant. The Company generally calculates the benefits under the Retirement Plan based on age, years of service, and pay. The Company’s employees do not contribute to the Retirement Plan. The Company funds the plan by contributing annually the amount required by applicable regulations and as recommended by its actuary. The Company calculates the amount of funding using an actuarial method called the projected unit credit cost method. The Retirement Plan’s assets consist primarily of marketable securities, corporate obligations, U.S. government obligations, insurance contracts, mutual funds, and cash equivalents.

Effective July 1, 2000, the benefit formula for the Retirement Plan was amended and changed from a final average earnings formula to a career average earnings formula for participants under age 50.  The final average earnings plan will continue 10 years for participants over age 50, and then will convert to a career average earnings formula. Due to the above amendment, AGL Resources’ projected benefit obligation has been reduced.

Employee Savings Plan Benefits

The Company participates in an AGL Resources Inc. sponsored RSP Plan, a defined contribution benefit plan. In a defined contribution benefit plan, the benefits a participant ultimately receives come from regular contributions to a participant account. Under the RSP Plan, The Company made matching contributions to participant accounts in the amount of $3,836,628.

AGL Resources Inc. NSP, an unfunded, nonqualified plan similar to the RSP Plan,  in which The Company participates, provides an opportunity for eligible employees to contribute additional amounts for retirement savings once they have reached the maximum contribution amount in the RSP Plan. The Company contributions to the NSP were not significant.

Postretirement Benefits

The Company also participates in an AGL Resources Inc. sponsored defined benefit postretirement health care and life insurance plans, which cover nearly all employees if they reach retirement age while working for The Company. The benefits under these plans are generally calculated based on age and years of service.

Some retirees contribute a portion of health care plan costs. Retirees do not contribute toward the cost of the life insurance plan. The Company’s contribution to the Postretirement benefit plan was in the amount $10,230,800.

On July 1, 2002, AGL Resources announced changes to the medical and dental benefits for all retirees.  AGL Resources will no longer offer retiree medical benefits for anyone hired after July 1, 2002. Effective August 1, 2002, the retiree medical plan requires a 20% contribution by the retiree to the medical premium and a 50% contribution of the medical premium for spousal coverage. Effective September 1, 2002, the retirees will be required to contribute 100% of the dental premium.

5.

MONEY POOL

The parent Company and its subsidiaries participate in the System Money Pool (Pool), which is administered by the Services Company on behalf of the participants. The operation of the Pool was authorized by the Securities and Exchange Commission in PUCHA release No. 35-27243 (File No. 70-9707).

Participants contribute the amount of their available funds each day to the Pool.  The funds requirements of the participants, with the exception of the Parent Company, are satisfied by advances from the Pool.

At December 31, 2002, the detail of the Pool was as follows:

INVESTMENTS IN POOL:
AGL Investments, Inc.	20,429,225
Trustees Investments, Inc.	220,195
AGL Propane Services, Inc.	1,475,261
AGL Capital Corporation	75,107,247
Sequent Energy Management, LP	25,930,151
Georgia Gas Company	386,002
Southeastern LNG, Inc.	532,536
Chattanooga Gas Company	5,080,798
Pivotal Energy Services, Inc.	88
Utilipro, Inc.	1,851,466

Sub Total	131,012,969

LESS BORROWINGS FROM POOL:
Sequent LLC	3,122,719
Atlanta Gas Light Company	23,312,489
AGL Services Company	70,511,359
Virginia Natural Gas Company	29,625
Customer Care Services Inc.	8,048,980
Georgia Natural Gas	16,695,532
AGL Peaking Services	2,920,562
AGL Capital Trust	359,701
AGL Rome Holding, Inc.	17,735
AGL Energy Corporation	17,092
Global Energy Resources Insurance Company	62,852
AGL Capital Trust II	5,702,692
Distribution Operations Corporation	211,631

Sub Total	131,012,969

TOTAL	0

6.

RENTAL EXPENSES

Rental expenses that The Company incurred were primarily for office space, computer equipment and fleet leasing. The total rent expense for the twelve months ended December 31, 2002 was $3,591,146.

The minimum annual rentals under noncancelable operating leases are as follows:

•

fiscal 2003 - $11,610,543

•

fiscal 2004 – $11,624,768

•

fiscal 2005 – $11,793,942

•

fiscal 2006 – $11,697,753

•

fiscal 2007 - $7,613,628

•

thereafter -  $37,529,505

ANNUAL REPORT OF AGL SERVICES COMPANY

For Year December 31, 2002

SCHEDULE XV

COMPARATIVE INCOME STATEMENT

ACCOUNT	DESCRIPTION	12 Months Ending 12/31/02	3 Months Ending 12/31/01	9 Months Ending 09/30/01

	INCOME

488	Miscellaneous service revenue	150,763	77,745	215,516
493	Rent from gas property	4,500	1,350	4,050
421	Miscellaneous income or loss	(11,276)	(217,372)	107,407
457	Services rendered to associate companies	135,569,391	31,152,308	103,784,279
	Operating Revenues	135,713,378	31,014,031	104,111,252

	EXPENSES

403	Depreciation Expense	6,787,726	1,941,492	6,547,171
404.3	Amortization of other limited-term gas plant	207,626	49,374	157,381
408.1	Taxes other than income taxes, utility operating income	3,584,043	725,672	3,309,504
409.1	Income taxes, utility operating income	(15,017,669)	(5,157,714)	4,963,849
410.1	Provision for deferred income taxes, utility operating income	14,264,094	5,178,263	(4,743,932)
414	Other utility operating income	-	-	(22,252)
419	Interest and dividend income	(39,426)	(19,882)	(115,634)
426.1	Donations	771,084	349,627	439,772
426.3	Penalties	-	-	15,589
426.4	Expenditures for certain civic, political and related activities	5,145	685	299,114
426.5	Other deductions	753,511	113,543	135,258
431	Other interest expense	1,103,855	411,456	2,194,966
495	Other utility operating income	(25,611)	(33,209)	-
735	Miscellaneous production expenses	-	-	13,668
804	Natural Gas City Gate Purchases	62	-	-
807	Purchased Gas Exp.	-	-	50,303
840	LNG Supervision/Eng	286,566	76,773	-
841	Operation supervision and engineering	1,048,882	262,270	84,272
843.1	Maint. Supervision and engineering	-	-	267,756
843.2	Maint. Of structures and improvements	1,020	1,256	647,398
843.3	Maint. Of Gas	37,217	-	-
843.4	Maint. Of purification equipment	65,960	4,959	15,094
843.5	Maint. Of liquefaction equipment	89,143	71,339	55,024
843.6	Maint. Of vaporizing equipment	46,684	24,673	70,943
843.7	Maint. Of compressor equipment	121,905	18,728	83,124
843.9	Maint. Of other equipment	546,243	105,655	524,541
870	Operation supervision and engineering	1,295,600	363,671	1,061,539
871	Distribution load dispatching	1,128,832	243,199	626,146
874	Mains and service expenses	814,888	124,895	2,233,457
875	Measuring and regulating station expenses-General	565,247	134,768	407,033
877	Measuring and regulating station expenses-City gate check stations	655,378	103,132	279,535
878	Meter and house regulator expenses	(3,970)	1,494	20,489
879	Customer installations expenses	9	-	107
880	Other expenses	906,621	195,359	495,865
885	Maint. Supervision and engineering	25,000	569	4,771
887	Maint. Of mains	64,326	28,001	321,775
889	Maintenance measuring and regulating station expenses-General	64,664	114,566	316,252
891	Maint. STAR	-	91	-
892	Maint. Of services	37,430	7,454	4,087
893	Maint. Of meter and house regulator expenses	268,390	65,202	185,344
894	Maint. Of other equipment	139,342	-	343
901	Supervision	-	-	313
902	Meter reading expense	-	-	34,307
903	Customer records and collection expenses	192,960	11,901	45,036
905	Miscellaneous customer accounts expenses	161,660	44,437	142,095
907	Supervision	114,999	34,996	97,129
908	Customer assistance expense	3,194,565	557,700	923,747
909	Informational and instructional advertising expenses	-	-	56,369
911	Supervision	-	-	1,114
912	Demonstrating and selling expense	-	-	763,276
913	Advertising expenses	414,622	45,069	1,004,515
916	Miscellaneous sales expenses	366,310	168,440	360,541
920	Administrative and general salaries	29,802,798	7,427,182	21,773,909
921	Office supplies and expenses	11,884,357	2,612,701	8,616,486
922	Administrative expenses transferred-credit	(8,891,800)	(2,117,059)	(6,644,545)
923	Outside services employed	20,051,314	2,598,767	17,242,054
924	Property insurance	3,177,144	427,558	1,678,666
925	Injuries and damages	942,925	367,038	874,734
926	Employee pensions and benefits	36,376,382	8,092,480	23,408,422
927	Franchise Requirement	10	-	-
928	Regulatory Commission Expenses	10,252	-	36,574
930.1	General advertising expenses	-	6,431	125,793
930.2	Miscellaneous general expenses	3,665,203	1,116,883	1,726,005
931	Rents	3,591,146	1,365,747	4,808,221
932	Maintenance of general plant	9,668,256	2,748,682	5,877,166
	Operating Expenses	135,322,917	31,016,315	103,901,579

	Net Income	390,462	(2,284)	209,673

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

ANALYSIS OF BILLING

ASSOCIATE COMPANIES

ACCOUNT 457

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
	457-1	457-2	457-3	/1

AGL Resources Inc.	860,069	336,380	-	1,196,449
AGL Investments, Inc	692,346	49,366	1,432	743,144
Atlanta Gas Light Company	65,727,080	39,437,252	1,490,702	106,655,034
Chattanooga Gas Company	3,520,968	2,459,340	88,300	6,068,608
AGL Energy Wise Services, Inc.	455	96	14	564
AGL Consumer Services, Inc.	10,026	417	60	10,505
Trustees Investment, Inc.	48,128	27,484	1,319	76,928
AGL Peaking Services, Inc.	952	5,628	583	7,164
AGL Capital Trust	22,630	112,125	11,269	146,024
AGL Rome Holdings, Inc	547	1,596	151	2,294
AGL Energy Corporation	18,002	1,476	15	19,493
AGL Propane Services, Inc.	77,149	63,729	4,724	145,602
Virginia Natural Gas, Inc.	6,722,911	9,365,947	362,157	16,451,015
AGL Networks, LLC	870,371	353,340	13,943	1,237,655
AGL Capital Corporation	35,189	20,213	1,675	57,078
Southeastern LNG, Inc.	53,016	3,015	321	56,351
Customer Care Services Company	5,085	5,488	456	11,029
Network Energies, Inc	6,761	506	3	7,270
Network Energies LP	1,532	81	8	1,621
Retired Mains LLC	-	-	-	-
Global Energy Resources Insurance Corporation	-	1,269	141	1,410
Sequent Energy Management, LP- Corp	1,060,243	1,031,212	53,535	2,144,991
Sequent Energy Services	-	-	-	-
AGL Capital Trust II	-	207,070	22,167	229,237
Georgia Gas Company	763	-	-	763
Georgia Natural Gas Company	199,539	91,081	8,544	299,164
		-	-	-
TOTAL	79,933,762	53,574,111	2,061,518	135,569,391

/1  The difference between the total amount billed and the total expenses per the income statement is the effect of unbilled expenses (FERC # 409.1, 410.1, 495, 419, 426.1, 426.4, 426.5, 735, 807) and the equity component of cost of capital that was billed.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES

ACCOUNT 458

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED	EFFECT OF MARKET RATE BILLING (SEE NOTE)

ACCOUNT 458 – NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

SCHEDULE XVI

ANALYSIS OF CHARGES FOR SERVICE

ASSOCIATE AND NONASSOCIATE COMPANIES

INSTRUCTIONS:

Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

ACCOUNT	DESCRIPTION	DIRECT COST	INDIRECT COST	TOTAL

	ASSOCIATE COMPANY CHARGES

403	Depreciation Expense	4,072,635	2,715,090	6,787,726
404.3	Amortization of other limited-term gas plant	124,575	83,050	207,626
408.1	Taxes other than income taxes, utility operating income	2,150,426	1,433,617	3,584,043
840	LNG Supervision/Eng.	171,939	114,626	286,566
841	Operation Labor and Expenses	629,329	419,553	1,048,882
843.2	Maint. of Structures & Improvements	612	408	1,020
843.3	Maint. Of Gas Holders	22,330	14,887	37,217
843.4	Maint. Of Purification Equipment	39,576	26,384	65,960
843.5	Maint. Of Liquification Equipment	53,486	35,657	89,143
843.6	Maint. Of Vaporizing Equipment	28,010	18,673	46,684
843.7	Maint of Compressor Equipment	73,143	48,762	121,905
843.9	Maint. Of Other Equipment	327,746	218,497	546,243
870	Operation Supervision & Engineering	777,360	518,240	1,295,600
871	Distribution load dispatching	677,299	451,533	1,128,832
874	Mains and Services Expenses	488,933	325,955	814,888
875	Measuring & regulating station expenses – General	339,148	226,099	565,247
877	Measuring & regulating station expenses – City Gate check station	393,227	262,151	655,378
878	Meter and house regulator expenses	(2,382)	(1,588)	(3,970)
879	Customer Installations Expense	5	4	9
880	Other Expenses	543,973	362,649	906,621
885	Maint. Supervision & engineering	15,000	10,000	25,000
887	Maint. Of mains	38,596	25,730	64,326
889	Maint. Of measuring & regulating station equipment-General	38,799	25,865	64,664
892	Maint. Of service	22,458	14,972	37,430
893	Maint. Of meters & house regulators	161,034	107,356	268,390
894	Maint. Of other Equipment	83,605	55,737	139,342
903	Customer records & collection exp.	115,776	77,184	192,960
905	Miscellaneous customer account exp.	96,996	64,664	161,660
907	Supervision	69,000	45,999	114,999
908	Customer assistance expenses	1,916,739	1,277,826	3,194,565
913	Advertising expenses	248,773	165,849	414,622
916	Miscellaneous expenses	219,786	146,524	366,310
920	Salaries and wages	17,881,679	11,921,119	29,802,798
921	Office Supplies & Expenses	7,130,614	4,753,743	11,884,357
922	Administrative Expense Transferred-Credit	(5,335,080)	(3,556,720)	(8,891,800)
923	Outside Services Employed	12,030,789	8,020,526	20,051,314
924	Property Insurance	1,906,286	1,270,857	3,177,144
925	Injuries and Damages	565,755	377,170	942,925
926	Employee Pensions & Benefits	21,825,829	14,550,553	36,376,382
927	Franchise Requirements	6	4	10
928	Regulatory Commission Expense	6,151	4,101	10,252
930.1	General Advertising Expenses	-	-	-
930.2	Miscellaneous General Expenses	2,199,121	1,466,083	3,665,204
931	Rents	2,154,688	1,436,458	3,591,146
932	Maintenance of Structures and Equipment	5,629,992	4,038,264	9,668,256

/2	SUB TOTAL	79,933,762	53,574,111	133,507,873

/1	Cost of Capital			1,103,855

/1	TOTAL COST OF SERVICE			134,611,728

	NON-ASSOCIATE COMPANY CHARGES
	NOT APPLICABLE

1/

The difference between the total cost of service and the amount billed to the associate companies is the equity component of Cost of Capital.  Cost of capital is made up of interest expense as listed in FERC account #431 on the income statement in the amount of $1,103,855 plus an equity component.

/2

Direct and Indirect Cost are captured only at the business unit level as reported on the schedule “Analysis of Billing” on page 26.  Of the total cost, excluding cost of capital, direct cost is 60% and indirect cost is 40%.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION BY

DEPARTMENT OR SERVICE FUNCTION

ACCOUNT	DESCRIPTION	TOTAL AMOUNT	BUSINESS SUPPORT	CUSTOMER SERVICE	EMPLOYEE SERVICE

403	Depreciation Expense	6,787,726	1,143,446	2,026	415,031
404.3	Amortization of other limited-term gas plant	207,626	47,888	(3,005)	-
408.1	Taxes other than income taxes, utility operating income	3,584,043	488,680	284,181	167,710
840	LNG Supervision/Eng	286,566	101,773	-	-
841	Operation Supervision and Engineering	1,048,882	-	-	-
843.2	Maintenance of Structures and Improvements	1,020	-	-	-
843.3	Maintenance of Purification Equipment	37,217	-	-	-
843.4	Maintenance of Purification Equipment	65,960	-	-	-
843.5	Maintenance of Liquefaction Equipment	89,143	-	-	-
843.6	Maintenance of Vaporizing Equipment	46,684	-	-	-
843.7	Maintenance of Compressor Equipment	121,905	-	65,296	-
843.9	Maintenance of Other Equipment	546,243	-	-	-
870	Operation Supervision and Engineering	1,295,600	3,971	-	-
871	Distribution Load Dispatching	1,128,832	2,976	-	-
874	Mains and Services Expenses	814,888	3,721	-	-
875	Measuring and Regulating Station Expenses-General	565,247	-	-	-
877	Measuring and Regulating Station Expenses-City Gate Check Station	655,378	-	-	-
878	Meter and House Regulator Expenses	(3,970)	-	-	-
879	Customer Installations	9	-	-	-
880	Other Expenses	906,621	-	115,261	-
885	Maintenance Supervision and Engineering	25,000	-	-	-
887	Maintenance of Mains	64,326	-	-	-
889	Maintenance of Meas. and Reg. Sta. Equip.-General	64,664	-	-	-
892	Maintenance of Services	37,430	56	-	-
893	Maintenance of Meters and House Regulators	268,390	437	-	-
894	Maintenance of Other	139,342	-	-	-
903	Customer Records and Collection Expenses	192,960	-	135,965	(6,728)
905	Miscellaneous Customer Accounts Expenses	161,660	-	59,731	-
907	Supervision	114,999	-	114,999	-
908	Customer Assistance Expenses	3,194,565	22,874	3,155,039	-
913	Advertising Expenses	414,622	-	- -	-
916	Miscellaneous Sales Expenses	366,310	-	-	-
920	Administrative and General Salaries	29,802,798	3,824,552	361,218	2,153,066
921	Office Supplies and Expenses	11,884,353	1,862,030	248,689	1,098,825
922	Administrative Expenses Transferred-Cr.	(8,891,800)	(329,422)	(67,679)	(352,977)
923	Outside Services Employed	20,051,314	1,839,784	637,492	1,780,986
924	Property Insurance	3,177,144	-	-	-
925	Injuries and Damages	942,925	-	-	(190)
926	Employee Pensions and Benefits	36,376,382	(274,050)	(2,023)	37,468,359
927	Franchise Requirement	10	-	-	-
928	Regulatory Commission	10,252	-	-	-
930.1	General Advertising Expenses	-	-	-	-
930.2	Miscellaneous General Expenses	3,665,203	885,048	3,349	87,068
931	Rents	3,591,146	1,386,794	19,592	80,761
932	Maintenance of General Plant	9,668,256	6,722,181	693	(10,947)
	TOTAL O&M EXPENSES	133,507,873	17,732,739	5,130,824	42,880,963

ANNUAL REPORT OF AGL SERVICE COMPANY

For the Year Ended December 31, 2002

(Thousands of Dollars)

SCHEDULE XVII (Continued)

SCHEDULE OF EXPENSE DISTRIBUTION BY

DEPARTMENT OR SERVICE FUNCTION

ACCOUNT	ENGINEERING	EXECUTIVE	EXTERNAL RELATIONS	FINANCIAL SERVICES	GAS SUPPORT MANAGEMENT	INFORMATION TECHNOLOGY
403	132,201	77,831	598	665,665	161,124	4,649,872
404.3	21,996	-	-	-	-	-
408.1	583,809	78,193	56,994	276,729	411,493	867,920
840	-	-	-	-	184,793	-
841	-	-	-	-	1,048,882	-
843.1	-	-	-	-	-	-
843.2	-	-	-	-	1,020	-
843.3	-	-	-	-	37,217
843.4	-	-	-	-	65,960	-
843.5	-	-	-	-	89,143	-
843.6	-	-	-	-	46,684	-
843.7	-	-	-	-	56,609	-
843.9	-	-	-	-	540,836	-
870	1,289,034	-	-	70	2,093	433
871	-	-	-	-	1,125,855	-
874	801,646	-	-	-	9,494	-
875	-	-	-	-	565,247	-
877	-	-	-	-	655,378	-
878	(3,970)	-	-	-	-	-
879	9	-	-	-	-	-
880	689,661	-	-	-	94,188	2,994
885	25,000	-	-	-	-	-
887	59,965	-	-	-	4,361	-
889	-	-	-	-	64,664	-
891	-	-	-	-	-	-
892	37,374	-	-	-	-	-
893	432	-	-	-	267,520	-
894	-	-	-	-	139,342	-
901	-	-	-	-	-	-
903	62,634	-	-	1,089	-	-
905	602	-	-	91,095	7,748	-
907	-	-	-	-	-	-
908	117	-	-	24	16,511	-
913	2,692	-	-	-	-	-
916	202	701	-	-	-	-
920	2,345,099	1,395,125	617,211	4,450,236	1,023,308	9,338,912
921	1,042,645	464,817	431,634	852,189	581,536	4,563,862
922	(5,459,837)	(180,288)	(79,305)	(573,374)	(129,942)	(1,200,521)
923	520,801	914,396	137,013	2,016,064	235,021	9,082,595
924	-	-	-	-	-	-
925	-	-	-	-	-	20,359
926	69,148	131,464	142,664	(87,848)	(35,748)	(519,236)
927	-	-	-	-	-	-
928	9,870	-	-	-	-	-
930.1	-	-	-	-	-	-
930.2	33,259	559,261	97,299	136,398	(190,099)	340,440
931	76,172	57,359	2,077	82,361	61,748	1,760,923
932	(105,798)	853	698	294	(19,781)	3,071,998
	2,234,763	3,499,712	1,406,883	7,910,992	7,122,205	31,980,552

ANNUAL REPORT OF AGL SERVICE COMPANY

For the Year Ended December 31, 2002

(Thousands of Dollars)

SCHEDULE XVII (Continued)

SCHEDULE OF EXPENSE DISTRIBUTION BY

DEPARTMENT OR SERVICE FUNCTION

ACCOUNT	INTERNAL AUDIT	INVESTOR RELATIONS	LEGAL	MARKETING	RATES & REGULATION
403	12,482	790	5,864	160,089	1,818
404.3	-	-	-	-	-
408.1	31,730	16,766	111,100	64,301	63,387
840	-	-	-	-	-
841	-	-	-	-	-
843.1	-	-	-	-	-
843.2	-	-	-	-	-
843.3	-	-	-	-	-
843.4	-	-	-	-	-
843.5	-	-	-	-	-
843.6	-	-	-	-	-
843.7	-	-	-	-	-
843.9	-	-	-	5,408	-
870	-	-	-	-	-
871	-	-	-	-	-
874	-	-	-	27	-
875	-	-	-	-	-
877	-	-	-	-	-
878	-	-	-	-	-
879	-	-	-	-	-
880	-	-	-	-	-
885	-	-	-	-	-
887	-	-	-	-	-
889	-	-	-	-	-
891	-	-	-	-	-
892	-	-	-	-	-
893	-	-	-	-	-
894	-	-	-	-	-
901	-	-	-	-	-
902	-	-	-	-	-
903	-	-	-	-	-
905	-	-	-	-	690
907	-	-	-	-	-
908	-	-	-	-	-
909	-	-	-	-	-
913	-	-	-	389,083	22,847
916	-	-	-	365,408	-
920	467,264	215,243	1,693,137	123,585	1,005,518
921	41,877	165,547	225,871	83,565	138,066
922	(60,824)	(1,137)	(221,347)	(17,512)	(113,688)
923	82,921	188,129	1,966,028	93,921	112,675
924	-	-	3,175,425	1,719	-
925	-	-	922,514	-	242
926	(19,496)	(9,240)	136,788	(4,233)	(32,828)
927	-	-	-	-	-
928	-	-	-	-	383
930.1	-	-	-	-	-
930.2	862	(28,577)	814,309	4,937	5,860
931	2,491	2,236	54,649	6,291	4,327
932	-	-	(11,350)	16,503	2,828
	559,307	549,756	8,872,988	1,293,091	1,212,124

ACCOUNT	STRATEGIC PLANNING	OTHER
403	746	(641,856)
404.3	-	140,747
408.1	16,615	64,434
807	-	-
840	-	-
841	-	-
843.1	-	-
843.2	-	-
843.4	-	-
843.5	-	-
843.6	-	-
843.7	-	-
843.9	-	-
870	-	-
871	-	-
874	-	-
875	-	-
877	-	-
878	-	-
879	-	-
880	-	4,517
885	-	-
887	-	-
889	-	-
891	-	-
892	-	-
893	-	-
894	-	-
901	-	-
902	-	-
903	-	-
905	-	1,793
907	-	-
908	-	-
913	-	-
916	-	-
920	149,803	639,521
921	16,475	66,728
922	(18,983)	(84,965)
923	-	443,487
924	-	-
925	-	-
926	(6,400)	(580,937)
927	-	10
930.1	-	-
930.2	1,366	914,423
931	89	(6,725)
932	-	-
	159,801	961,173

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

DEPARTMENTAL ANALYSIS OF SALARIES

ACCOUNT 920

DEPARTMENTAL SALARY EXPENSE

NAME OF DEPARTMENT		INCLUDED IN AMOUNT BILLED TO			PERSONNEL
Indicate each department or service function	TOTAL AMOUNT Acct. #920	PARENT COMPANY	OTHER ASSOCIATES	NON ASSOCIATES	END OF YEAR
		/1
Business Support	3,824,552	30,596	3,793,956	-	58
Customer Service	361,218	2,890	358,328	-	225
Employee Service	2,153,066	17,225	2,135,841	-	56
Engineering	2,345,099	18,761	2,326,338	-	139
Executive	1,395,125	11,161	1,383,964	-	6
External Relations	617,211	4,938	612,273	-	10
Financial Services	4,450,236	35,602	4,414,634	-	77
Gas Support Management	1,023,308	8,186	1,015,122	-	110
Information Technology	9,338,912	74,711	9,264,201	-	129
Internal Audit	467,264	3,738	463,526	-	7
Investor Relations	215,243	1,722	213,521	-	1
Legal	1,693,137	13,545	1,679,592	-	19
Marketing	123,585	989	122,596	-	12
Rates & Regulations	1,005,518	8,044	997,474	-	11
Strategic Planning	149,803	1,198	148,605	-	-
Other	639,521	5,116	634,405	-	8

TOTAL	29,802,798	238,422	29,564,376	-	868

1/

The Parent company (AGL Resources Inc.) receives 1% of total allocated cost from the Services Company as shown on page 26.  Since we only capture these cost at the business unit level, the cost were split 99%, 1% between Other Associate companies and the Parent Company respectively.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:

Provide a breakdown by subaccount of outside services employed. If the aggregate amount paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	DESCRIPTION OF LARGEST INVOICE	RELATIONSHIP “A”=ASSOCIATE “NA”= NONASSOCIATE	AMOUNT
Legal Services
Alston & Bird	Legal Services	NA	168,284
Leboeuf, Lamb, Green ad Macrak, LLP	Legal Services	NA	247,624
McKenna Long & Aldrige	Legal Services	NA	1,416,531
Several other items less than $100,000		NA	62,109

Subtotal – Legal Services			1,894,548

Audit & Consulting
Addison	Consulting	NA	199,446
Deloitte & Touche	Audit	NA	531,662
Dan Henning	Contractor	NA	549,879
Tom Matthews	Consulting	NA	134,146
Russell Reynolds Associates	Consulting	NA	176,900
Skybridge	Consulting	NA	254,590
Wachovia	Consulting	NA	149,004
Weltner Company	Consulting	NA	149,402
Several other items less than $100,000		NA	3,006,841

Subtotal – Audit & Consulting			5,151,870

Information Technology
Acxiom Corp	Consulting	NA	3,085,100
Acxiom/Access Communications Systems	Consulting	NA	332,032
Analysts International Corp.	Contractor	NA	133,744
Capstone Consulting Partners, Inc.	Consulting	NA	948,619
David Jewell	Contractor	NA	176,963
Lavista Consulting ITS, Inc.	Consulting	NA	1,114,629
Matrix Resources	Contractor	NA	258,277
Microsoft Corporation	Consulting	NA	314,000
PP & E	Contractor	NA	336,582
Premier Partners	Consulting	NA	227,923
Price Waterhouse Coopers, LLP	Consulting	NA	1,526,947
RDA Corporation	Consulting	NA	307,925
Sungard Recovery Services	Consulting	NA	202,155
Several other items less than $100,000	Consulting	NA	1,340,065

Subtotal – Information Technology			10,304,961

Human Resources
Availstaff	Contractor	NA	382,177
Mercer Human Resources	Consulting	NA	127,118
Pro Staff	Contractor	NA	263,389
Several other items less than $100,000			308,094

Subtotal – Human Resources			1,080,778

Facilities
Allison Smith	Contractor	NA	108,883
Cushman & Wakefield	Contractor	NA	118,385
Thorpe Building	Contractor	NA	210,409
Several other items less than $100,000			442,588

Subtotal – Facilities			880,265

Other Consulting
The Dakin Group	Professional Services	NA	712,500
Several other items less than $100,000	Professional Services	NA	26,392

Subtotal – Other Consulting			738,892

TOTAL			20,051,314

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

EMPLOYEE PENSION AND BENEFITS

ACCOUNT 926

INSTRUCTIONS:

Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT

Pension	(1,881,971)
Retirement Savings Plan/ESOP – Company Contribution	3,377,979
Flexible Credit Benefits – Company Contribution	1,166
Flex Benefits Deductions – Employee Contribution	(3,022,420)
Post Retirement Medical and Life Benefits	8,112,565
Educational Assistance Plan	135,255
Bonus	15,623,983
Group Insurance	14,307,061
Other (Other Employee Fringe Benefits)	(277,236)

TOTAL	36,376,382

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

GENERAL ADVERTISING EXPENSES

ACCOUNT 930.1

INSTRUCTIONS:

Provide a listing of the amount included in Account 930.1, “General Advertising Expenses”, classifying the items according to the nature of the advertising and as defined in the account definition.  If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Not Applicable
TOTAL

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

MISCELLANEOUS GENERAL EXPENSES

ACCOUNT 930.2

INSTRUCTIONS:

provide a list of amounts included in Account 930.2, “Miscellaneous General Expenses”, classifying the items according to their nature.  Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S 441 (b) (2) shall be separately classified.

DESCRIPTION	AMOUNT

Dues & Membership	794,711
Communications Materials	620,916
Printing Costs	412,207
Third Party Damages (Vehicle, Property, Bodily Injury)	290,314
Workers Comp Fees & Assessment	288,349
Computer Software and Hardware Costs	289,987
Public Relations Costs	208,191
Legal Costs	600,673
Misc. Expenses	159,855

TOTAL	3,665,203

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

RENTS

ACCOUNT 931

INSTRUCTIONS:

Provide a listing of the amount included in Account 931, “Rents”, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

DESCRIPTION	AMOUNT
EAF Auto Lease	8,497
Computer, Data Processing and other Communication Equipment rental	2,302,740
Office Rents	1,279,909

TOTAL	3,591,146

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

TAXES OTHER THAN INCOME

ACCOUNT 408

INSTRUCTIONS:

Provide an analysis of Account 408, “Taxes Other Than Income Taxes”.  Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes.  Specify each of the various kinds of taxes and show the amounts thereof.  Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT

OTHER THAN U.S. GOVERNMENT TAXES
State Unemployment	62,819
Property Tax	443,083
Subtotal - Other	505,902

U.S. GOVERNMENT TAXES
Fed. Insurance Contribution Act	3,046,731
Federal Unemployment	31,410
Subtotal – U.S. Government	3,078,141

TOTAL	3,584,043

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

DONATIONS

ACCOUNT 426.1

INSTRUCTIONS:

Provide a listing of the amount included in Account 426.1, “Donations”, classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

United Way	Civic & Charitable	466,925
Atlanta History	Civic & Charitable	12,700
Boy Scouts	Civic & Charitable	12,100
Scitrek	Civic & Charitable	10,000
Hands on Atlanta	Civic & Charitable	7,500
The Sullivan center	Civic & Charitable	5,000
Habitat for Humanity	Civic & Charitable	7,000
American Red Cross	Civic & Charitable	8,000
Girl Scouts	Civic & Charitable	5,500
Murphy Harpst Children’s Center	Civic & Charitable	5,000
Fernbank Museum	Civic & Charitable	5,000
Center of Positive Aging	Civic & Charitable	5,000
Junior Achievement	Civic & Charitable	4,000
Chris Homes	Civic & Charitable	3,000
Woodruff Arts	Program Support	15,000
Women’s Resources	Program Support	7,500
Decatur Family Resource Center	Program Support	6,500
YWCA of Greatest	Program Support	6,500
Miracle Making Ministries Inc.	Program Support	5,000
Leadership Atlanta	Program Support	5,000
Georgia Municipal	Program Support	5,000
Georgia Center of Nonprofits Corp. Sustainers Program	Program Support	5,000
Alliance Theatre	Program Support	5,000
Atlanta Urban League	Program Support	4,500
Wallis Printing	Program Support	4,130
Metro Atlanta	Program Support	3,610
Martin Luther People’s Church of Love Inc.	Program Support	3,500
National Youth Challenge Inc.	Program Support	3,000
Georgia Business Forum	Program Support	3,000
Atlanta Botanical Garden	Program Support	3,000
Thurgood Marshall	Education	10,000
Georgia Partnership for Excellence in Education Inc.	Education	5,000
Atlanta Metro College	Education	5,000
Literacy	Education	5,000
Margaret Harris High School	Education	5,350
Tidewater	Education	5,000
Georgia Tech	Education	4,400

Other Items less than $3,000	Program Support	51,853
Other Items less than $3,000	Educational Matching	19,973
Other Items less than $3,000	Civic & Charitable	17,543

TOTAL		771,084

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

OTHER DEDUCTIONS

ACCOUNT 426.5

INSTRUCTIONS:

Provide a listing of the amount included in Account 426.5, “Other Deductions”, classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Lost Discounts	Maverick Tube	4,375
	Other payees	486
	Sub Total	4,861

Governmental Affairs	Peter Banks	1,733
	Boller, Sewell	45,599
	Council of state Government	2,500
	Georgia Dome	5,660
	Georgia Legislative Black Caucus, Inc.	750
	J L Morgan Company	30,000
	Michael Bive	18,424
	The Dankin Group	187,500
	Atlanta Braves	33,128
	Turner Arena Operations	41,333
	Travel, Meals, & Entertainment	23,523
	Georgia Building Authority	2,030
	Georgia Chamber of Commerce	2,882
	Franklin Inaugural, Inc.	25,000
	League of Women Vote	1,500
	National Wild Turkey Federation	750
	Southern Governors Assoc.	5,000
	Transition To The New Georgia	75,000
	Employee related expenses	246,338

	Sub Total	748,650

	TOTAL	753,511

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

SCHRDULE XVIII

NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:

The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See notes to Financial Statements, Schedule XIV, page 19-22

ANNUAL REPORT OF AGL SERVICES COMPANY

ORGANIZATION CHART

OFFICERS:

Paula G. Rosput, President

Paul R. Shlanta, Vice President and Secretary

Andrew W. Evans, Treasurer

Catherine Land-Waters, Vice President

DIRECTORS:

Paul R. Shlanta

Richard T. O’Brien

Paula G. Rosput

ANNUAL REPORT OF AGL SERVICES COMPANY

METHOD OF ALLOCATION

1.

Charge Back Methodology – Currently AGL Services Company (“The Company”)charges AGL Resources and its subsidiaries for the actual cost of services it provides. The following four key business requirements have been established in order to provide more accountability between the services provided and the costs charged to the operating companies, to allocate costs on a better and more accurate methodology, and to be consistent with the SEC’s preferred charge back methodology:

•

The Company’s methodology to charge each operating company for the cost of providing services is  primarily based upon the number of service hours provided to each operating company and/or specific O&M project;

•

The charge back methodology consist of three steps (Direct Charge, Direct Assignment and Distributed/Allocated);

•

The goal is to charge back approximately 80% of The Company’s actual costs based upon the Direct Charge and Direct Assignment steps; and

•

The three-step methodology charges back actual costs during the same period in which they were incurred.

The following is a summary of the three-step charge back methodology:

Direct Charge

•

Costs associated with specific O&M projects entered into between The Company and an operating company will be accumulated by service provider and charged directly to the department within the operating company.  For example, Engineering Services provides bridge maintenance services to Atlanta Gas Light Company’s Georgia Field Operations.  Therefore, the costs associated with the bridge maintenance services would be charged directly to Georgia Field Operations.

•

Costs associated with Benefits, Fleet, Stores and Facilities will be charged directly to the departments within the operating company.  Additionally, such costs will be charged directly to the departments within The Company to fully load the costs of the service providers.  The costs will be charged out at a standard rate based upon a specific controllable driver.  The drivers are number of employees and payroll dollars (Benefits), number of vehicles (Fleet), dollar value of stores issues (Stores), and square footage (Facilities).

In accordance with the FERC system of accounts, a portion of the Fleet and Stores costs will be included in O&M.  Additionally, Benefit costs will be included in O&M.  The remaining expenses for Fleet, Stores and Facilities will be included below the line in the charge back general ledger accounts.

Currently, Fleet and Facilities costs are charged out utilizing the above methodology.  However, Benefits and Stores costs are not charged out utilizing standard rates.  Instead, these costs are allocated through shared services utilizing the number of employees (Benefits) and dollar value of stores issues (Stores) drivers.

Accounting credit will be given to the departments who provided these services to the operating companies.

Direct Assignment

The remaining costs (total operating expenses net of direct charges) will be charged to the operating companies based upon the percentage of time spent providing services to each operating company. The percentages will be calculated from cumulative hours tracked by operating company within The Company’s general ledger statistical accounts. As with direct charges, accounting credit will be given to the departments who provided these services to the operating companies.  However, the operating companies will only be charged at a corporate level for these costs.  These costs will not be pushed down to the departmental level within each operating company.

Currently, these costs are pushed down to a departmental level principally due to the charge back process being based upon allocations on certain drivers.  With the implementation of time tracking at an operating company level, not at a departmental level and since such charge backs will be based upon employee time, the push down of these costs to the departmental level will not be performed.  However, if the operating company determines that the costs should be pushed down to the department level, an allocation process within the operating company can be created to distribute the costs.

Distributed/Allocated

•

The remaining costs (total operating expenses net of direct charges and direct assignments) will be charged to the operating companies utilizing a methodology to allocate or distribute the costs.  These remaining costs are associated with unassigned time or time spent providing internal services.

The primary difference between allocated and distributed relates to the type of driver utilized.  If there is causal relationship between the service provided and the allocation driver, this process is referred to as distributed.  For example, remaining costs related to customer service activities will be distributed to the operating companies based upon a “number of end-use customers” driver.

However, if a logical causal relationship does not exist between the service provided and a driver, then the remaining expenses are allocated.  For example, costs associated with Investor Relations benefits AGL Resources as a whole.  Additionally, there is no driver common to all operating companies, which establishes a logical casual relationship with the services provided.  Therefore, the remaining expenses related to Investor Relations will be allocated based upon a “Total Asset” driver.

•

As with direct charges and direct assignments, accounting credit will be given to the departments who provided these services to the operating companies.  However, similar to direct assignment, the operating companies will only be charged at a corporate level for these costs.  These costs will not be pushed down to the departmental level within each operating company unless otherwise requested.

•

The above processes primarily address total operating expenses (O&M, depreciation, amortization, taxes other than income, capitalized and distributed expenses and charge back expenses/credits).

•

On a quarterly basis, The Company will generate an invoice to be provided to each operating company.  The invoice will be broken down by service provider, and categorize costs between direct charge, direct assignment, distributed and allocated.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2002

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

All interest was billed to each associate company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and service contracts.  The total interest that was billed to each associate company is as follows:

NAME OF ASSOCIATE COMPANY	COMPENSATION FOR USE OF CAPITAL
457-3

AGL Investments, Inc	1,432
Georgia Natural Gas Company	8,544
Atlanta Gas Light Company	1,490,702
Chattanooga Gas Company	88,300
AGL Energy Wise Services, Inc.	14
AGL Consumer Services, Inc.	60
Trustees Investment, Inc.	1,319
AGL Peaking Services, Inc.	583
AGL Capital Trust	11,269
AGL Rome Holdings, Inc	151
AGL Energy Corporation	15
AGL Propane Services, Inc.	4,724
Virginia Natural Gas, Inc.	362,157
AGL Networks, LLC	13,943
AGL Capital Corporation	1,675
Southeastern LNG, Inc.	321
Customer Care Services, Inc.	456
Network Energies, Inc.	3
Network Energies LP	8
Global Energy Resources Corporation	141
Sequent Energy Marketing, LP	53,535
AGL Capital Trust II	22,167

TOTAL	2,061,518

ANNUAL REPORT OF AGL SERVICES COMPANY

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

AGL SERVICES COMPANY

(Name of Reporting Company)

/s/  Richard T. O’Brien

(Signature of Signing Officer)

Richard T. O’Brien

Executive Vice President and

Chief Financial Officer

(Print Name and Title of Signing Officer)

Date:

May 1, 2003